SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.



Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

August 31, 2006

SUPPL



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 7, 2006	Press Release – Annual General Meeting (AGM)
August 4, 2006	Stock Exchange Announcement – Notification of Change in Shareholdings of Substantial Shareholder
August 7, 2006	Stock Exchange Announcement – Holding(s) in Company - Notification under Section 198 – Companies Act 1985
August 11, 2006	Stock Exchange Announcement – Block Listing Interim Review – Block Listing Six Monthly Return

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

dlw 9/7

Enclosures
cc: Amanda Evans, Company Secretary (w/o enc.)
18031915-105.doc
T: 091506

Electrocomponents plc - AGM

14/07/2006

Electrocomponents plc, the leading international high service distributor, has today issued a trading statement and details of Board changes at its Annual General Meeting.

Trading Update

We announced our results for the year ended 31 March 2006 on 1 June 2006 and provided a review of current trading as part of that announcement.

During the first quarter of the year International sales have increased at around 16% and the UK has been flat, giving overall growth for the Group of around 9%, adjusted for trading days and exchange rate movements.

Change to Board of Directors

Bob Lawson, the Chairman, has announced that he will be retiring from the Company in October and will be handing over to Helmut Mamsch. Helmut will be appointed to the Board on 1 September 2006 as Chairman designate and, following a handover, will take over as Chairman at the October Board meeting.

Bob Lawson has made an enormous contribution to the development of EC plc over his 26 years with the business. The Board wishes to express its thanks to Bob for his leadership and contribution throughout this time and wishes him every success with his future plans.

Helmut Mamsch is a German national and a UK resident who has operated throughout Europe, Asia and the USA. He has significant relevant experience including operational responsibility for VEBA's US electronic businesses.

Bob Lawson, Chairman, commented: "Revenues from our international businesses are growing strongly and now represent over half of the total. Helmut will bring considerable international perspective across a wide range of sectors and I am delighted to welcome him to our Board. After such a long association with Electrocomponents I am pleased to leave the leadership of the business in such good hands".

Background on Bob Lawson

Bob Lawson has worked for EC plc for 26 years in total. He has been Chairman for the past 5 years and prior to that was CEO for 10 years. Bob joined the business in 1977 as Sales Director of RSUK.

As CEO, Bob led the internationalisation of the Group taking what was essentially a UK business and establishing a global footprint of 26 Operating Companies, and the leading position in e-Commerce, the Group has today. The successful acquisition of Allied in the US and the creation of the Groupwide Processes completed the global infrastructure. 57% of the Group's turnover is now outside the UK and 25% of sales are over the web.

As Chairman, Bob has seen through the development of the new Group strategy and the successful implementation of EBS in the UK. Good progress has been made in the first year of our declared 3 year plan as reported recently.

The people and culture of EC plc have been greatly influenced by Bob through his example and passionate commitment to service and people.

Bob is also Chairman of Hays plc.

Background on Helmut Mamsch

Born in Bergen in 1944 Herr Mamsch studied economics at the Bremen School of Foreign Trade and also received training in business administration and shipping in Germany, the UK and Belgium.

He worked for Continho Caro & Co. for 20 years, joining the Management Board in 1986 with responsibility for international trade and shipping. From 1989 to 2000 he worked for VEBA AG (now E.ON AG), Germany's largest utility-based conglomerate, where he held various roles including: Chairman of the Management Board of Raab Karcher AG, Board member of VEBA Oel AG, Chairman of the Management Board of Stinnes AG. Concurrently in 1993 he was appointed to the VEBA AG Management Board assuming responsibility for their corporate strategy and development and for the US electronic businesses in 1998.

He has significant Board experience including being a former Supervisory Board member of Commerzbank AG, Degussa AG, Steag AG and former Chairman of MEMC Inc. He was also a Non Executive Director of RMC Group until it was acquired by Cemex.

Currently Herr Mamsch is Deputy Chairman of Logica CMG plc and a non executive director of both GKN plc and SAPPI Ltd. He is also a Supervisory Board member of K+S AG and Cemex Deutschland.

Other than Herr Mamsch's directorships above, there is no information required to be disclosed pursuant to LR 9.6.13.

Contacts:

3ob Lawson	:hairman	)1865 204000
:an Mason	:hief Executive	)1865 204000
3imon Boddie	3roup Finance Director	)1865 204000
)iana Soltmann	:lagship Consulting Ltd	)207 886 8440

REG-Electrocomponents Holding(s) in Company

RNS Number:2785H
Electrocomponents PLC
04 August 2006

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDER

The Company has received notification on 4th August 2006 (dated 3rd August 2006) that the overall holding of Capital Group Companies Inc. and its affiliates has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company.

AMANDA EVANS
Company Secretary
4th August 2006

END

HOLUUUAPRUPQGCC

REG-Electrocomponents Holding(s) in Company

RNS Number:3414H
Electrocomponents PLC
07 August 2006

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 7th August 2006 in accordance with Section 198 of the Companies Act that Silchester International Investors Limited ("Silchester") has a notifiable interest in 70,079,531 Ordinary Shares of 10p each in the Company which represents 16.10% of the total issued ordinary share Capital of the Company. Within this holding it is noted that Silchester International Investors International Value Equity Group Trust controls 19,079,107 Ordinary Shares, which represents 4.38% of the total issued share capital of the Company, and that Silchester International Investors International Value Equity Trust controls 45,128,010 Ordinary Shares, which represents 10.37% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

SII Account	Nominee	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	Northern Trust Co	19,079,107	4.38
Silchester International Investors Tobacco Free International Value Equity Trust	Northern Trust Co	2,909,921	0.67
Silchester International Investors International Value Equity Trust	Northern Trust Co	45,128,010	10.37
The Calleva Trust	Northern Trust Co	2,962,493	0.68
TOTAL		70,079,531	16.10

AMANDA EVANS
Company Secretary
7th August 2006

END

HOLUUUMURUPQGCM

REG-Electrocomponents Blocklisting Interim Review

RNS Number:5921H
Electrocomponents PLC
11 August 2006

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 11 August 2006

Name of applicant: Electrocomponents plc

Name of scheme: International Savings Related Share Option Scheme

Period of return: From: 01.02.06 To: 31.07.06

Balance under scheme from previous return: 138,726

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: Nil

Number of securities issued/allotted under scheme during period: Nil

Balance under scheme not yet issued/allotted at end of period: 138,726

Number and class of securities originally listed and the date of admission: Ordinary Shares of 10p each: 500,000 - RA/Electrocomponents/00003/0002

Total number of securities in issue at the end of the period: 435,280,500

Name of contact: Amanda Evans
Address of contact: IMC, 5000, Oxford Business Park South, Oxford OX4 2BH

Telephone number of contact: 01865 207491

SIGNED BY ___Amanda Evans___________________________

company secretary for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 11 August 2006

Name of applicant:	Electrocomponents plc
Name of scheme:	1988 Executive Share Option Scheme
Period of return:	From: 01.02.06 To: 31.07.06
Balance under scheme from previous return:	478,091
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	Nil
Number of securities issued/allotted under scheme during period:	Nil
Balance under scheme not yet issued/allotted at end of period	478,091
Number and class of securities originally listed and the date of admission	Ordinary Shares of 10p each: 1,000,000 - RA/Electrocomponents/00004/001
Total number of securities in issue at the end of the period	435,280,500

Name of contact: Amanda Evans
Address of contact: IMC, 5000, Oxford Business Park South, Oxford OX4 2BH
Telephone number of contact: 01865 207491

SIGNED BY _Amanda Evans____

Company secretary

for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 11 August 2006

Name of applicant: Electrocomponents plc

Name of scheme: US Employee Stock Purchase Plan

Period of return: From: 01.02.06 To: 31.07.06

Balance under scheme from previous return: 197,229

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: Nil

Number of securities issued/allotted under scheme during period: 4,375

Balance under scheme not yet issued/allotted at end of period 192,854

Number and class of securities originally listed and the date of admission — Ordinary Shares of 10p each:

250,000 - GB0003096442

Total number of securities in issue at the end of the period: 435,280,500

Name of contact: Amanda Evans

Address of contact: IMC, 5000, Oxford Business Park South, Oxford OX4 2BH

Telephone number of contact: 01865 207491

SIGNED BY __Amanda Evans____

company secretary for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 11 August 2006

Name of applicant: Electrocomponents plc

Name of scheme: Savings Related Share Option Scheme

Period of return: From: 01.02.06 To: 31.07.06

Balance under scheme from previous return: 559,756

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: Nil

Number of securities issued/allotted under scheme during period: Nil

Balance under scheme not yet issued/allotted at end of period 559,756

Number and class of securities originally listed and the date of admission Ordinary Shares of 10p each:

1,000,000 - RA/Electrocomponents/0004/01

500,000 - GB0003096442

Total number of securities in issue at the end of the period 435,280,500

Name of contact: Amanda Evans
Address of contact: IMC, 5000, Oxford Business Park South, Oxford OX4 2BH
Telephone number of contact: 01865 207491

SIGNED BY ______Amanda Evans____

company secretary for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 11 August 2006

Name of applicant: Electrocomponents plc

Name of scheme: Long Term Incentive Share Option Plan

Period of return: From: 01.02.06 To: 31.07.06

Balance under scheme from previous return: 500,000

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: Nil

Number of securities issued/allotted under scheme during period: Nil

Balance under scheme not yet issued/allotted at end of period: 500,000

Number and class of securities originally listed and the date of admission: Ordinary Shares of 10p each: 500,000 - GB0003096442

Total number of securities in issue at the end of the period: 435,280,500

Name of contact: Amanda Evans
Address of contact: IMC, 5000, Oxford Business Park South, Oxford OX4 2BH
Telephone number of contact: 01865 207491

SIGNED BY ___Amanda Evans____

company secretary for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

BLRILFERTEILLIR